EXHIBIT 99.1

News Release

North American Construction Group Ltd. Announces Results
for the Second Quarter Ended June 30, 2022
ACHESON, Alberta, July 27, 2022 - North American Construction Group Ltd. (“NACG”) (TSX:NOA/NYSE:NOA) today announced results for the second quarter ended June 30, 2022. Unless otherwise indicated, financial figures are expressed in Canadian dollars, and comparisons are to the prior period ended June 30, 2021.
Second Quarter 2022 Highlights:
•Revenue was $168.0 million, up from $139.3 million in the same period last year. The majority of this quarter-over-quarter positive variance was based on a full quarter of operations at the Fort Hills mine. In addition, DGI Trading Pty Ltd ("DGI"), acquired in Q3 2021, and sales of ultra-class trucks generated positive variances. Top-line revenue was again impacted by shortages in heavy equipment technicians required to maintain the equipment which is directly correlated to equipment availability and utilization.
•Combined revenue of $228.0 million represented a $52.0 million (or 30%) increase as our share of revenue generated in Q2 2022 by joint ventures and affiliates was $59.9 million compared to $36.6 million in Q2 2021. Nuna Group of Companies achieved another strong quarter driven by activity at the gold mine in Northern Ontario while the Mikisew North American Limited Partnership ultra-class haul trucks and the joint ventures dedicated to the Fargo-Moorhead flood diversion project were the drivers of quarter-over-quarter improvements.
•Adjusted EBITDA of $41.6 million represents a $0.7 million decrease over the prior year and reflects difficult operating challenges primarily related to the aforementioned vacancies of heavy equipment technician roles. Other challenges were primarily related to inflation including i) higher costs experienced on site from supplier and vendor price increases and ii) the delayed timing impact of equipment rate escalations which lag based on published index values. When comparing to Q2 2021, the Canadian Emergency Wage Subsidy ("CEWS") program, which concluded in Q4 2021, was a factor in quarter-over-quarter margin comparisons. Slightly offsetting the challenges in the quarter were the strong margins realized from parts and component sales made by DGI as well as the profitable sales of ultra-class trucks made during the quarter.
•Gross profit was $12.4 million with a 7.4% gross profit margin, down from gross profit of $14.5 million and 10.4% gross profit margin in the same period last year. The primary drivers of this negative variance were the aforementioned operational impacts related to shortages in heavy equipment technicians, the inflation drivers discussed above and the discontinued CEWS program.
•Free cash flow ("FCF") in the quarter was positive $10.4 million as adjusted EBITDA generated $41.6 million, detailed above, and when netted against sustaining capital additions ($22.3 million) and cash interest paid ($5.8 million) produced positive cash of $13.5 million and translated well into overall free cash flow.
•On April 6, 2022, we announced a Normal Course Issuer Bid ("NCIB") to purchase, for cancellation, up to 2,113,054 common shares. This represented approximately 7.1% of the issued and outstanding common shares as of March 31, 2022. This NCIB commenced on April 11, 2022 and will terminate no later than April 10, 2023.
NACG President and CEO, Joe Lambert, commented: "Despite the growth we experienced in revenue, the second quarter of 2022 was challenging for our organization as we battled several factors outside of our direct control. In response, we have been busy executing our mitigation plans and are witnessing results starting in late Q2 in reduced skilled trade vacancies and improved equipment utilization."
Mr. Lambert added: "We are confident in our long-standing customer relationships and the skills of our corporate and operations teams to progress through these near-term inflationary pressures and skilled labour shortages to achieve prompt, effective outcomes. We are likewise confident and excited for the future based on our backlog, bid pipeline, growing industry and indigenous partnerships, commodity and geographic diversification, commitment to safety, and ingrained low-cost culture."

EXHIBIT 99.1

Consolidated Financial Highlights

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands, except per share amounts)	2022	2021(iii)	2022	2021(iii)
Revenue	$168,028	$139,333	$344,739	$307,180
Project costs	74,632	41,557	136,747	92,159
Equipment costs	54,616	56,954	116,569	111,839
Depreciation	26,340	26,369	57,032	57,540
Gross profit	$12,440	$14,453	$34,391	$45,642
Gross profit margin	7.4%	10.4%	10.0%	14.9%
General and administrative expenses (excluding stock-based compensation)	6,895	5,969	11,850	12,938
Stock-based compensation expense (benefit)	(1,843)	7,651	(566)	10,025
Operating income	6,301	1,187	21,943	23,291
Interest expense, net	5,565	4,395	10,247	8,937
Net income	7,514	2,742	21,071	22,128

Adjusted EBITDA(i)	41,649	42,373	99,389	103,513
Adjusted EBITDA margin(i)(ii)	18.3%	24.1%	21.4%	28.1%

Per share information
Basic net income per share	$0.27	$0.10	$0.75	$0.78
Diluted net income per share	$0.25	$0.09	$0.69	$0.72
Adjusted EPS(i)	$0.17	$0.31	$0.69	$0.97
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
(iii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2022	2021	2022	2021
Cash provided by operating activities	$35,485	$25,267	$59,670	$67,096
Cash used in investing activities	(25,092)	(21,885)	(51,903)	(43,202)
Capital additions financed by leases	—	—	(8,695)	(15,023)
Add back:
Growth capital additions	—	48	—	48
Free cash flow(i)	$10,393	$3,430	$(928)	$8,919
(i)See "Non-GAAP Financial Measures".
Declaration of Quarterly Dividend
On July 26th, 2022, the NACG Board of Directors declared a regular quarterly dividend (the “Dividend”) of eight Canadian cents ($0.08) per common share, payable to common shareholders of record at the close of business on August 31, 2022. The Dividend will be paid on October 7, 2022 and is an eligible dividend for Canadian income tax purposes.
Financial Results for the Three Months Ended June 30, 2022
Revenue of $168.0 million represented a $28.7 million (or 21%) increase from Q2 2021. The remobilization of fleet at the Fort Hills mine and revenue earned by DGI Trading Pty Ltd. ("DGI"), which was acquired on July 1, 2021, were the primary drivers of the quarter-over-quarter increase. A secondary driver which contributed approximately 5% of the overall positive variance was the sale of rebuilt ultra-class trucks to the Mikisew North American Limited Partnership ("MNALP") that took place during the quarter. Operating utilization in the quarter of 59% was higher than Q2 2021 of 52% but lower than management expectation. It is estimated again that between $15 and $20 million of revenue in the quarter was deferred as a result of heavy equipment technician vacancies which was the key factor among many in the overall equipment utilization achieved in the quarter.
Combined revenue of $228.0 million represented a $52.0 million (or 30%) increase from Q2 2021. Our share of revenue generated in Q2 2022 by joint ventures and affiliates was $59.9 million compared to $36.6 million in Q2 2021 (an increase of 64%). Nuna Group of Companies again achieved another strong quarter of top-line performance driven by the activity at the gold mine in Northern Ontario and was the primary driver of the increase. Secondary drivers of the increase in combined revenue include: i) the top-line revenue impacts the rebuilt ultra-class haul trucks now owned by MNALP, ii) the increasing throughput of the component rebuild programs managed and performed by the Brake Supply North American joint venture, and lastly iii) the recently formed joint ventures

EXHIBIT 99.1

dedicated to the Fargo-Moorhead flood diversion project. The ground-breaking ceremony is scheduled for early August and initial earthworks in the Fargo-Moorhead region is scheduled to commence in mid to late Q3 2022.
Adjusted EBITDA of $41.6 million was a decrease from the Q2 2021 result of $42.4 million reflecting difficult and problematic operating challenges in the quarter primarily related to the aforementioned vacancies of heavy equipment technician roles. Adjusted EBITDA margin of 18.3% reflected these challenges along with inflation drivers including i) higher costs experienced on site from supplier & vendor price increases and ii) the delayed timing impact of equipment rate escalations which lag based on published index values. When comparing to Q2 2021, the Canadian Emergency Wage Subsidy ("CEWS") program, which concluded in Q4 2021, was a factor in quarter-over-quarter comparisons. Slightly offsetting these margins challenges in the quarter were the higher margins realized from parts and component sales made by DGI as well as the profitable sales of ultra-class trucks made during the quarter.
General and administrative expenses (excluding stock-based compensation) were $6.9 million, or 4.1% of revenue, compared to $6.0 million, or 4.3% of revenue and were considered stable for the quarter. Cash related interest expense for the quarter was $5.3 million at an average cost of debt of 5.2% compared to 4.0% in Q2 2021 as posted interest rates have increased noticeably over the past twelve months.
Adjusted EPS of $0.17 on adjusted net earnings of $4.7 million is 45% down from the prior year figure of $0.31 and is correlated with adjusted EBITDA performance as depreciation, tax and interest tracked as expected. Weighted-average common shares outstanding for the second quarters of 2022 and 2021 were stable at 27,968,510 and 28,077,514, respectively, as the majority of share cancellations in Q2 2022 occurred late in the quarter. For reference, the quarter ended with 27,314,372 common shares issued and outstanding.
Free cash flow was $10.4 million in the quarter as adjusted EBITDA generated $41.6 million, detailed above, and when netted against sustaining capital additions ($22.3 million) and cash interest paid ($5.8 million) produced positive cash of $13.5 million and translated well into overall free cash flow. Changes in working capital balances as well as the cash managed within the various joint venture did not have a significant overall impact in the quarter. That said, the ultra-class rebuild program notably reduced work-in-progress inventories by $9.7 million in the quarter as commissioning and sale of certain units occurred during the second quarter.
BUSINESS UPDATES
Focus & Priorities for the Remainder of 2022
Safety - Focus on people and relationships, maintain an uncompromising commitment to health and safety while elevating the standard of excellence in the field.
Sustainability - Commitment to the continued development of sustainability targets and constant measurement of progress to those targets.
Diversification - Continue to pursue diversification of customer, resource and geography through strategic partnerships, industry expertise and our investment in Nuna.
Execution - Enhancement of operational excellence in fleet utilization and maintenance through reliability programs and technical improvements. For the remainder of 2022, we have specifically prioritized the:
•Sourcing and staffing of our critical heavy equipment technician roles and
•Focused attention on contract administration during these times of high inflation and cost escalation.
Normal Course Issuer Bid ("NCIB")
On April 6, 2022, we announced a NCIB to purchase, for cancellation, up to 2,113,054 of our voting common shares, representing 10.0% of our public float and 7.1% of our issued and outstanding common shares as of March 31, 2022. In order to comply with applicable securities laws, we can purchase a maximum of 1,498,716 common shares (or approximately 5.0% of the issued and outstanding voting common shares) on the NYSE and alternative trading systems. This NCIB commenced on April 11, 2022 and will terminate no later than April 10, 2023.

EXHIBIT 99.1

Liquidity

	June 30, 2022	December 31, 2021
Credit Facility limit	$325,000	$325,000
Finance lease borrowing limit	150,000	150,000
Other debt borrowing limit	20,000	20,000
Total borrowing limit	$495,000	$495,000
Senior debt(i)	(244,177)	(225,876)
Letters of credit	(30,585)	(33,884)
Joint venture guarantee	(39,260)	(18,719)
Cash	11,717	16,601
Total capital liquidity	$192,695	$233,122
(i)See "Non-GAAP Financial Measures".
NACG’s Outlook for 2022
Given our visibility into the remainder of 2022, management has decided to provide stakeholders with guidance through 2022. This guidance is predicated on contracts currently in place and the heavy equipment fleet that we own and operate.

Key measures	2022
Adjusted EBITDA	$200 - $230M
Adjusted EPS	$1.65 - $2.05
Sustaining capital	$90 - $100M
Free cash flow	$65 - $90M

Capital allocation
Deleverage	$15 - $40M
Shareholder activity (dividends, NCIB, trust purchases)	$30 - $40M
Growth spending	$10 - $15M

Leverage ratios
Senior debt	1.1x - 1.5x
Net debt	1.4x - 1.8x
Conference Call and Webcast
Management will hold a conference call and webcast to discuss our financial results for the quarter ended June 30, 2022 tomorrow, Thursday, July 28, 2022 at 7:00 am Mountain Time (9:00 am Eastern Time).
The call can be accessed by dialing:
Toll free: 1-888-396-8049
Conference ID: 82943569
A replay will be available through August 28, 2022, by dialing:
Toll Free: 1-877-674-7070
Conference ID: 82943569
The Q2 2022 earnings presentation for the webcast will be available for download on the company’s website at www.nacg.ca/presentations/
The live presentation and webcast can be accessed at:
https://app.webinar.net/QZ8arRAxJqe
A replay will be available until August 28, 2022 using the link provided.
Basis of Presentation
We have prepared our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars. Please see the Management’s Discussion and Analysis (“MD&A”) for the quarter ended June 30, 2022 for further detail on the matters discussed in this release. In addition to the MD&A, please reference the dedicated Q2 2022 Results Presentation for more information on our results and projections which can be found on our website under Investors - Presentations.

EXHIBIT 99.1

Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “anticipate”, “believe”, “expect”, “should” or similar expressions.
The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the MD&A for the three and six months ended June 30, 2022. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.
Non-GAAP Financial Measures
This press release presents certain non-GAAP financial measures because management believes that they may be useful to investors in analyzing our business performance, leverage and liquidity. The non-GAAP financial measures we present include "gross profit", "adjusted net earnings", "adjusted EBIT", "equity investment EBIT", "adjusted EBITDA", "equity investment depreciation and amortization", "adjusted EPS", "margin", "liquidity", "net debt", "senior debt", "sustaining capital", "growth capital", "cash provided by operating activities prior to change in working capital" and "free cash flow". A non-GAAP financial measure is defined by relevant regulatory authorities as a numerical measure of an issuer's historical or future financial performance, financial position or cash flow that is not specified, defined or determined under the issuer’s GAAP and that is not presented in an issuer’s financial statements. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Each non-GAAP financial measure used in this press release is defined and reconciled to its most directly comparable GAAP measure in the “Non-GAAP Financial Measures” section of our Management’s Discussion and Analysis filed concurrently with this press release.
Reconciliation of total reported revenue to total combined revenue

	Three months ended
	June 30,
(dollars in thousands)	2022	2021(ii)
Revenue from wholly-owned entities per financial statements	$168,028	$139,333
Share of revenue from investments in affiliates and joint ventures	125,774	72,164
Adjustments for joint ventures	(65,848)	(35,525)
Total combined revenue(i)	$227,954	$175,972
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".

EXHIBIT 99.1

A reconciliation of net income to adjusted net earnings, adjusted EBIT and adjusted EBITDA is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2022	2021(ii)	2022	2021(ii)
Net income	$7,514	$2,742	$21,071	$22,128
Adjustments:
Loss (gain) on disposal of property, plant and equipment	1,087	(354)	1,164	(612)
Stock-based compensation expense (benefit)	(1,843)	7,651	(566)	10,025
Net realized and unrealized gain on derivative financial instruments	—	(253)	—	(2,737)
Write-down on assets held for sale	—	700	—	700
Equity investment net realized and unrealized gain on derivative financial instruments	(2,215)	—	(2,215)	—
Tax effect of the above items	174	(1,679)	(138)	(2,165)
Adjusted net earnings(i)	4,717	8,807	19,316	27,339
Adjustments:
Tax effect of the above items	(174)	1,679	138	2,165
Interest expense, net	5,565	4,395	10,247	8,937
Income tax (benefit) expense	1,557	(540)	5,201	4,410
Equity earnings in affiliates and joint ventures(i)	(8,335)	(5,157)	(14,576)	(9,447)
Equity investment EBIT(i)	9,421	5,666	17,109	10,057
Adjusted EBIT(i)	12,751	14,850	37,435	43,461
Adjustments:
Depreciation and amortization	26,572	26,436	57,459	57,475
Write-down on assets held for sale	—	(700)	—	(700)
Equity investment depreciation and amortization(i)	2,326	1,787	4,495	3,277
Adjusted EBITDA(i)	$41,649	$42,373	$99,389	$103,513
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncement and Measures".

A reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2022	2021(ii)	2022	2021(ii)
Equity earnings in affiliates and joint ventures	$8,335	$5,157	$14,576	$9,447
Adjustments:
Interest expense, net	555	84	1,312	164
Income tax expense	480	239	1,170	313
Gain on disposal of property, plant and equipment	51	186	51	133
Equity investment EBIT(i)	$9,421	$5,666	$17,109	$10,057
Depreciation	$2,150	$1,611	$4,143	$2,935
Amortization of intangible assets	176	176	352	342
Equity investment depreciation and amortization(i)	$2,326	$1,787	$4,495	$3,277
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
About the Company
North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy civil construction and mining contractors. For more than 65 years, NACG has provided services to large oil, natural gas and resource companies.
For further information contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 960-7171
IR@nacg.ca
www.nacg.ca

EXHIBIT 99.1

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Note	June 30, 2022	December 31, 2021
Assets
Current assets
Cash		$11,717	$16,601
Accounts receivable	4	67,160	68,787
Contract assets	5(b)	9,906	9,759
Inventories	6	47,402	44,544
Prepaid expenses and deposits		4,461	6,828
Assets held for sale		43	660
		140,689	147,179
Property, plant and equipment, net of accumulated depreciation of $361,173 (December 31, 2021 – $339,505)		641,580	640,950
Operating lease right-of-use assets		16,437	14,768
Investments in affiliates and joint ventures	7	59,761	55,974
Other assets		4,726	6,000
Goodwill and intangible assets		6,616	4,407
Deferred tax assets		374	—
Total assets		$870,183	$869,278
Liabilities and shareholders’ equity
Current liabilities
Accounts payable		$73,645	$76,251
Accrued liabilities		19,499	33,389
Contract liabilities	5(b)	519	3,349
Current portion of long-term debt	8	20,575	19,693
Current portion of finance lease obligations		23,294	25,035
Current portion of operating lease liabilities		3,542	3,317
		141,074	161,034
Long-term debt	8	328,486	306,034
Finance lease obligations		26,416	29,686
Operating lease liabilities		13,028	11,461
Other long-term obligations		21,385	26,400
Deferred tax liabilities		60,928	56,200
		591,317	590,815
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – June 30, 2022 - 28,889,027 (December 31, 2021 – 30,022,928))	9(a)	237,897	246,944
Treasury shares (June 30, 2022 - 1,574,655 (December 31, 2021 - 1,564,813))	9(a)	(17,997)	(17,802)
Additional paid-in capital		30,550	37,456
Retained earnings		28,398	11,863
Accumulated other comprehensive income		18	2
Shareholders' equity		278,866	278,463
Total liabilities and shareholders’ equity		$870,183	$869,278
See accompanying notes to interim consolidated financial statements.

EXHIBIT 99.1

Interim Consolidated Statements of Operations and
Comprehensive Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2022	2021	2022	2021
			Note 13		Note 13
Revenue	5	$168,028	$139,333	$344,739	$307,180
Project costs	10(b)	74,632	41,557	136,747	92,159
Equipment costs	10(b)	54,616	56,954	116,569	111,839
Depreciation		26,340	26,369	57,032	57,540
Gross profit		12,440	14,453	34,391	45,642
General and administrative expenses	10(b)	5,052	13,620	11,284	22,963
Loss (gain) on disposal of property, plant and equipment		1,087	(354)	1,164	(612)
Operating income		6,301	1,187	21,943	23,291
Interest expense, net	11	5,565	4,395	10,247	8,937
Equity earnings in affiliates and joint ventures	7	(8,335)	(5,157)	(14,576)	(9,447)
Net realized and unrealized gain on derivative financial instruments		—	(253)	—	(2,737)
Income before income taxes		9,071	2,202	26,272	26,538
Current income tax expense		335	—	497	—
Deferred income tax (benefit) expense		1,222	(540)	4,704	4,410
Net income		$7,514	$2,742	$21,071	$22,128
Other comprehensive income
Unrealized foreign currency translation gain		25	—	16	—
Comprehensive income		$7,539	$2,742	$21,087	$22,128
Per share information
Basic net income per share	9(b)	$0.27	$0.10	$0.75	$0.78
Diluted net income per share	9(b)	$0.25	$0.09	$0.69	$0.72
See accompanying notes to interim consolidated financial statements.